SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Puma Biotechnology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

43F99F227

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 9

CUSIP #43F99F227	Page 2 of 10

1	NAME OF REPORTING PERSONS Foresite Capital II-A, LLC (“FC II-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,169,039 shares, except that Foresite Capital II-A Management, LLC (“FCM II-A”), the managing member of FC II-A, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM II-A, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,169,039 shares, except that FCM II-A, the managing member of FC II-A, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM II-A, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,169,039
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.08% (1)
12	TYPE OF REPORTING PERSON OO

(1) Based on 28,665,000 shares of Common Stock outstanding as of October 24, 2012.

CUSIP #43F99F227	Page 3 of 10

1	NAME OF REPORTING PERSONS Foresite Capital II-A Management, LLC (“FCM II-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,169,039 shares, all of which are directly owned by Foresite Capital II-A, LLC (“FC II-A”). FCM II-A, the managing member of FC II-A, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM II-A, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,169,039 shares, all of which are directly owned by FC II-A. FCM II-A, the managing member of FC II-A, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM II-A, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,169,039
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.08% (1)
12	TYPE OF REPORTING PERSON OO

(1) Based on 28,665,000 shares of Common Stock outstanding as of October 24, 2012.

CUSIP #43F99F227	Page 4 of 10

1	NAME OF REPORTING PERSONS Foresite Capital II-AA, LLC (“FC II-AA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 100,000 shares, except that James Tananbaum (“Tananbaum”), the managing member of FC II-AA, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 100,000 shares, except that Tananbaum, the managing member of FC II-AA, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.35% (1)
12	TYPE OF REPORTING PERSON OO

(1) Based on 28,665,000 shares of Common Stock outstanding as of October 24, 2012.

CUSIP #43F99F227	Page 5 of 10

1	NAME OF REPORTING PERSONS James Tananbaum (“Tananbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,297,372 shares, of which 28,333 are owned directly by PENSCO Trust Company FBO James Tananbaum Roth IRA (“PENSCO”), 1,169,039 are owned directly by Foresite Capital II-A, LLC (“FC II-A”), and 100,000 are owned directly by Foresite Capital II-AA, LLC (“FC II-AA”). PENSCO is a self-directed IRA, with respect to which Tananbaum is the beneficial owner and has the power to make investment decisions. Tananbaum is the managing member of Foresite Capital II-A Management, LLC (“FCM II-A”), which is the managing member of FC II-A. Tananbaum is the managing member of FC II-AA. Tananbaum may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,297,372 shares, of which 28,333 are owned directly by PENSCO, 1,169,039 are owned directly by FC II-A, and 100,000 are owned directly by FC II-AA. PENSCO is a self-directed IRA, with respect to which Tananbaum is the beneficial owner and has the power to make investment decisions. Tananbaum is the managing member of FCM II-A, which is the managing member of FC II-A. Tananbaum is the managing member of FC II-AA. Tananbaum may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,297,372
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.53% (1)
12	TYPE OF REPORTING PERSON IN

(1) Based on 28,665,000 shares of Common Stock outstanding as of October 24, 2012.

CUSIP #43F99F227	Page 6 of 10

ITEM 1(A).	NAME OF ISSUER

Puma Biotechnology, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

10880 Wilshire Boulevard, Suite 2150
Los Angeles, CA 90024

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Foresite Capital II-A, LLC, a Delaware limited liability company, Foresite Capital II-A Management, LLC, a Delaware limited liability company, Foresite Capital II-AA, LLC, a Delaware limited liability company and James Tananbaum. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Foresite Capital Management
One Montgomery Street, Suite 2500
San Francisco, CA 94104

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.0001 par value

ITEM 2(D)	CUSIP NUMBER

43F99F227

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2012:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

CUSIP #43F99F227	Page 7 of 10

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited liability company agreements of Foresite Capital II-A, LLC, Foresite Capital II-A Management, LLC and Foresite Capital II-AA, LLC, the members of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP #43F99F227	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

FORESITE CAPITAL II-A, LLC

By: FORESITE CAPITAL II-A MANAGEMENT, LLC

Its: Managing Member

By: /s/ James Tananbaum

Name: James Tananbaum

Title: Managing Member

FORESITE CAPITAL II-A MANAGEMENT, LLC

By: /s/ James Tananbaum

Name: James Tananbaum

Title: Managing Member

FORESITE CAPITAL II-AA, LLC

By: /s/ James Tananbaum

Name: James Tananbaum

Title: Managing Member

JAMES TANANBAUM

By: /s/ James Tananbaum

Name: James Tananbaum

CUSIP #43F99F227	Page 9 of 10

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	10

CUSIP #43F99F227	Page 10 of 10

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the Reporting Persons. Note that a copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.